July 21, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Nalbantian/ Ms. Ransom

Re:	Safe & Green Holdings Corp.
Amendment No. 1 to Registration Statement on Form S-1 Submitted July 10, 2025
File No. 333-286850

Dear Mr. Nalbantian and Ms. Ransom:

On behalf of Safe & Green Holdings Corp. (the “Company”), we have set forth below responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) contained in its letter of July 17, 2025, with respect to the Company’s Registration Statement on Form S-1(the “Form S-1”) as noted above.

For your convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s responses. Please note that all references to page numbers in the responses are references to the page numbers in the Amendment No. 1 to the Form S-1 (the “S-1”) submitted concurrently with the submission of this letter in response to the Staff’s comments.

Amendment No. 1 to Registration Statement on Form S-1 Filed July 10, 2025

Prospectus Summary

Recent Developments

Nasdaq Continued Listing Rule Compliance, page 6

1. We note your response to prior comment 8 and reissue in part. We acknowledge your response that you do not believe that stockholder’s equity is currently a risk. Please update this section to reflect any notification from Nasdaq with regards to your Nasdaq Listing Rule 5550(b)(1) compliance plan. You currently have disclosure regarding your November 2024 appeals plan with Nasdaq and that as of the February 2025 merger you believe you are now in compliance with Rule 5550(b)(1); however, please also include if you have, or have not, received any official notification from Nasdaq regarding regained compliance.

Response: In response to this comment, the Company respectfully advises the Staff that we have updated the Section on Page 6 to include additional disclosure in connection with our recent hearing on our compliance plan to address our compliance with Nasdaq Listing Rule 5550(b)(1) and 5550(a)(2).

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

2. Please amend this section to disclose the June 11, 2025, notice from Nasdaq regarding Nasdaq Listing Rule 5550(a)(2) compliance and any actions taken or planned to achieve compliance, such as the information you disclosed in your current report on Form 8-K filed on July 14, 2025.

Response: In response to this comment, the Company respectfully advises the Staff that it has included the recent disclosure from the June 11, 2025, notice from Nasdaq regarding Nasdaq Listing Rule 5550(a)(2) on page 6 of the registration statement as requested by the Staff. .

Reverse Stock Split, page 6

3. We reissue prior comment 4. Please revise this section, and the sub-section on page 20, to acknowledge your intent to conduct a reverse stock split, as contemplated in the proxy statement you recently filed, and disclose the expected ratio and whether such stock split is intended to increase your minimum closing bid price with a view to addressing the delisting notice you received in June.

Response: In response to this comment, the Company respectfully advises the Staff that it has included the discussion in connection with the Company’s planned Reverse Stock Split on page 6, pursuant to the Company’s Annual Meeting on August 25, 2025, but cannot make the determination of what the exact ratio is at this time.

The Offering, page 8

4. We note your response to prior comment 6 and reissue in part. We acknowledge that with the removal of the Class A and Class B warrants, they are no longer being considered as part of the gross proceeds. However, please disclose with specificity the potential gross proceeds of the Pre-Funded Warrants, rather than the current disclosure of “very minimal gross proceeds.”

Response: In response to this comment, the Company respectfully advises the Staff that it has included the specific gross proceeds on page 8 of the registration statement, as requested by the Staff..

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Risk Factors

Risks Related to this Offering, page 10

5. We note your 8-K filed on June 12, 2025, regarding the June 11, 2025, notice from Nasdaq informing you of non-compliance with Nasdaq Listing Rule 5550(a)(2). Please add risk factor disclosure related to potential delisting from the exchange.

Response: In response to this comment, the Company respectfully advises the Staff that it has added a risk factor on page 13 in connection with a delisting from the exchange, as requested by the Staff.

General

6. We note your disclosure that the April Private Placement was completed on April 14, 2025. We also note your disclosure on page 5 that the private placement is now being renegotiated to eliminate the Series A and Series B Warrants, as well as your response letter disclosure that you are “in the process of restructuring the transaction with the investors,” yet you continue to refer to such warrants in several places in this registration statement. Also, your current report on Form 8-K filed July 14, 2025 states that you must publicly disclose that you have restructured the terms of your April 2025 offering to eliminate the Class B warrants, and yet it is not clear that you have made such disclosure. Given the uncertainty around the status of your renegotiations of your April Private Placement and the inconsistent disclosure contained in this registration statement, revise after such re-negotiations have been completed and consistently disclose the securities that were issued and are being registered for resale.

Response: In response to this comment, the Company respectfully advises the Staff that on July 17, 2025, the Company entered into an Exchange Agreement with investors from the April Private Placement and filed copies of the Exchange documents with the SEC in its current report on Form 8-K, filed on July 18, 2025. Pursuant to the Exchange Agreement, all Series A and Series B Warrants have been eliminated as they are being replaced with Shares of Series B Preferred Stock, pursuant to that certain Certificate of Designation, filed with the Company’s current report on Form 8-K, on July 17, 2025. We have noted throughout the registration statement that the Series A and B Warrants have been eliminated.

We trust that the above is responsive to your comments. The Company appreciates the Staff’s cooperation as it is on a very tight schedule with Nasdaq.

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at 516-459-8161.

Sincerely,

/s/ Arthur Marcus
Arthur Marcus, Esq.
Sichenzia Ross Ference Carmel LLP

1185 AVENUE OF THE AMERICAS | 31ST FLOOR | NEW YORK, NY | 10036
T (212) 930-9700 | F (212) 930-9725 | WWW.SRFC.LAW

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